United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. S&P Global Ratings upgrades Banco Inter's outlook to "Stable" and reaffirms its "brAA+" rating INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that S&P Global Ratings (S&P) upgraded Banco Inter S.A. outlook to "Stable" and reaffirmed its "brAA+" rating in the Brazilian National Scale. The upgrade was based on several factors, including: (i) improved profitability, (ii) perception of future profitability improvement, (iii) capitalization, (iv) strong trend in revenue diversification, (v) disciplined expense containment, (vi) increased loan portfolio, and (vii) diversified funding. According to the report published today, May 20, 2023, S&P states that: "The stable outlook reflects our view that Banco Inter will continue to improve its profitability, providing greater stability to the business." Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, May 20, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 20, 2024